Four Star Holdings, Inc.
100 Four Star Lane
Odenville, AL 35120

November 13, 2012

VIA EDGAR

Ms:Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 8
Washington, D.C. 20549

Re:         Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended of S-1 Registration Statement, SEC File No. 333-168036

Dear Ms. Gowetski:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended,  Four Star Holdings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the Registrant’s S-1 Registration Statement (the "Registration Statement"), filed with the Commission on July 9, 2010.

The Registrant has determined that it will not go forward with the offering on the terms described in the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  No securities were sold under the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at alrhoney@msn.com with copy to Bobby R. Smith Jr. via email at bsmith@4starhomes.info.

Sincerely,

/s/  Alvin A. Rhoney
      Alvin A. Rhoney
      Chief Financial Officer

100 Four Star Lane, Odenville, AL 35120     205 640-3726 Ph    205 640-4724 Fax